As filed with the Securities and Exchange Commission on August    , 2001
                                                           Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                ----------------

                          HOMETOWN AUTO RETAILERS, INC.
             (Exact name of Registrant as specified in its charter)

               Delaware                                    06-1501703
    (State or Other Jurisdiction of                     (I.R.S. Employer
    Incorporation or Organization)                     Identification No.)

                              774 Straits Turnpike
                          Watertown, Connecticut 06795
                                 (860) 945-6900
               (Address, including zip code, and telephone number,
            including area code, of registrant's executive offices)

                                  ------------

                                  COREY SHAKER
                      President and Chief Executive Officer
                              774 Straits Turnpike
                          Watertown, Connecticut 06795
                                 (860) 945-6900
            (Name, address, including zip code, and telephone number,
                   including area code of agent for service)

                                  ------------

                                   Copies to:

                            Stephen A. Zelnick, Esq.
                       Morse, Zelnick, Rose & Lander, LLP
                                 450 Park Avenue
                            New York, New York 10022
                                 (212) 838-8040
                           (212) 838-9190 (Facsimile)

                                   -----------

Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

      If the only securities being registered on this Form are to be offered pursuant to dividend or reinvestment plans, please check the following box. |_|

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or reinvestment plans, check the following box. |X|

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering |_|

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                                        CALCULATION OF REGISTRATION FEE
=====================================================================================================================
                                                                                         Proposed
                                                                 Proposed Maximum         Maximum         Amount of
Title of Each class of                          Amount To Be   Offering Price Per        Aggregate      Registration
Securities to be Registered                      Registered         Security(1)      Offering Price(1)        Fee
---------------------------------------------------------------------------------------------------------------------
Common stock, par value $.001 per share            1,662,494        $0.885             $1,471,307.19      $368.00
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Total Registration Fee                                                                                    $368.00
---------------------------------------------------------------------------------------------------------------------

=====================================================================================================================

(1) Estimated solely for purposes of determining the registration fee pursuant to Rule 457 under the Securities Act. Pursuant to Rule 457(c), the maximum offering price for the Class A common stock is based upon the average of the bid and asked prices of the Class A common stock on the OTC Bulletin Board on August 13, 2001 of $0.885.

                                  ------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

PROSPECTUS

                                1,662,494 Shares
                          HOMETOWN AUTO RETAILERS, INC.
                 Class A Common Stock, $.001 Par Value Per Share

      The selling stockholders named in this prospectus are offering to sell up to an aggregate of 1,662,494 shares of our Class A common stock as follows:

      487,498 shares which may be issued upon exercise of warrants, issued as part of a private placement of units to accredited investors on July 25, 2001, to buy shares of our Class A common stock at a price of $1.20 per share;

      974,996 shares issued as part of a private placement of units to accredited investors on July 25, 2001; and

      200,000 shares issued as part of a settlement of a potential claim by the former owner of our Toyota of Newburgh dealership.

      We will not receive any of the proceeds from the sale of these shares. The shares are being registered for resale by the selling stockholder.

      Shares of our Class A common stock are traded on the OTC Bulletin Board
under the symbol "HCAR.OB". On August , 2001, the closing price was $        per
share.

      Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      See "Risk Factors" beginning on Page 4, for the factors you should consider before buying shares of our Class A Common Stock.

               The date of this prospectus is August   , 2001

                       WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with that statute, have filed various reports and other information with the Securities and Exchange Commission. You may inspect these reports and other information at the public reference facilities of the Securities and Exchange Commission at its principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549. These reports and other information can also be accessed from the web site maintained by the Securities and Exchange Commission at http://www.sec.gov. The public may obtain information on operations of the public reference room by calling the Securities and Exchange Commission at (800) SEC-0330.

      We filed a registration statement on Form S-3 with the Securities and Exchange Commission under the Securities Act with respect to the shares offered by this prospectus. This prospectus, which forms a part of that registration statement, does not contain all of the information included in that registration statement and its accompanying exhibits. Statements contained in this prospectus regarding the contents of any document are not necessarily complete and are qualified in their entirety by that reference. You should refer to the actual document as filed with the Securities and Exchange Commission. You can get copies of the registration statement and the accompanying exhibits from the Securities and Exchange Commission upon payment of the required fees or it may be inspected free of charge at the public reference facilities and regional offices referred to above.

                           REPORTS TO SECURITY HOLDERS

      We furnish our stockholders with annual reports containing audited financial statements. In addition, we are required to file reports on Forms 8-K, 10-Q and 10-K with the Securities and Exchange Commission.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

      The following documents filed by us with the Securities and Exchange Commission are incorporated in this prospectus by reference:

      (1) Annual Report on Form 10-K for the fiscal year ended December 31,
2000;

      (2) Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2001 and June 30, 2001;

      (3) Current Reports on Form 8-K, filed February 13, 2001 and June 28,
2001;

      (4) Registration Statement on Form 8-A, filed July 22, 1998; and

      (5) Each document filed after the date of this prospectus pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act but before this offering terminates is incorporated in this prospectus by reference and is to be treated as part of this prospectus from the date it was filed. Any statement contained in a document incorporated or deemed to be incorporated in this prospectus by reference is modified or superseded to the extent that a statement contained in this prospectus or in any other subsequently filed document which is incorporated in this prospectus by reference modifies or supersedes such statement.

      Upon written or oral request, we will provide, without charge, each person to whom a copy of this prospectus is delivered, a copy of any document incorporated by reference in this prospectus (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to Hometown Auto Retailers, Inc., 774 Straits Turnpike, Watertown, Connecticut 06795, (860) 945-6900 Attention: Corey Shaker, President and Chief Executive Officer.

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE OF SHARES OF OUR CLASS A COMMON STOCK COVERED BY THIS PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE DATE OF THIS PROSPECTUS OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY CIRCUMSTANCES IN WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

                                    HOMETOWN

      Hometown sells new and used cars and light trucks, provides maintenance and repair services, sells replacement parts and provides related financing, insurance and service contracts through 10 franchised dealerships located in New Jersey, New York, Connecticut, Massachusetts and Vermont. The Company's dealerships offer 13 American and Asian automotive brands including Chevrolet, Chrysler, Daewoo, Dodge, Ford, Isuzu, Jeep, Lincoln, Mazda, Mercury, Oldsmobile, Plymouth and Toyota. Hometown's purpose is to consolidate and operate automobile dealerships in the Northeast, primarily in New Jersey and New England.

                                  RISK FACTORS

      You should carefully consider the risk factors described below, as well as other information appearing in this prospectus or incorporated by reference, before purchasing shares of our Class A common stock.

Dependence on Particular Automobile Manufacturers

      Hometown is significantly dependent upon its relationships with, and the success of, certain Manufacturers. For the year ended December 31, 2000, Ford Motor, Toyota Motor and Chrysler accounted for 45.0%, 36.8%, and 10.0% of the new vehicle sales of Hometown, respectively. Hometown may become dependent on additional manufacturers in the future as a result of its acquisition strategy and changes in Hometown's sales mix.

      Hometown also is dependent upon its Manufacturers to provide it with an inventory of new vehicles. The most popular vehicles tend to provide Hometown with the highest profit margins and are frequently the most difficult to obtain from the Manufacturers. In order to obtain sufficient numbers of these vehicles, Hometown may be required to purchase a larger number of less marketable makes and models than it would otherwise purchase. Sales of less desirable makes and models may result in lower profit margins than sales of the more popular vehicles. If Hometown was to be unable to obtain sufficient quantities of the most popular makes and models, its profitability could be adversely affected.

      The success of each of Hometown's franchises is also dependent to a great extent on the success of the respective Manufacturer, including its financial condition, marketing, vehicle demand, production capabilities and management. Events such as labor strikes or negative publicity concerning a particular Manufacturer, including safety recalls of a particular vehicle model, could adversely affect Hometown. Hometown has attempted to lessen its dependence on any one Manufacturer by obtaining agreements with a number of different domestic and foreign automobile manufacturers.

Lack of Exclusive Market Area

      Hometown's franchise and dealership agreements with its Manufacturers do not give Hometown the exclusive right to sell any Manufacturer's product within any given geographical area. Accordingly, a Manufacturer could grant a franchise to another dealer to start a new dealership in proximity to one or more of Hometown's locations or an existing dealer could move its dealership to a location which would be directly competitive with Hometown. Although under Connecticut and New Jersey law a manufacturer is prohibited from establishing a new dealership, or authorizing the relocation of an existing dealership, to a location within 14 miles (8 miles in New Jersey under certain circumstances) of a pre-existing dealership holding a franchise to sell the same brand, depending upon the dealership involved, such an event could have a material adverse effect on Hometown and its operations.

Manufacturers' Control over Dealerships

      The dealerships operated by Hometown sell cars and light trucks pursuant to franchise or dealership agreements with Ford Motor, GM, Toyota Motor, Chrysler, [Mazda] and American Isuzu. Through the terms and conditions of these agreements, such Manufacturers exert considerable influence over the operations of Hometown's dealerships. Each of these agreements includes provisions for the termination or non-renewal of the manufacturer-dealer relationship for a variety of causes including any unapproved change of ownership or management and other material breaches of the franchise agreement.

      To its knowledge, Hometown has, to date, complied with its dealership agreements. There can be no assurance, however, that Hometown will not from time to time fail to comply with particular provisions of some or all of these agreements. Although such agreements generally afford Hometown a reasonable opportunity to cure violations, if a Manufacturer were to terminate or decline to renew one or more of Hometown's significant agreements, such action could have a material adverse effect on Hometown and its business.

Risks Relating to Failure to Meet Manufacturer CSI Scores

      Many manufacturers attempt to measure customers' satisfaction with automobile dealerships through a CSI, or customer satisfaction index, rating system. These manufacturers may use a dealership's CSI scores as a factor in evaluating applications for additional dealership acquisitions and participation by a dealership in incentive programs. Though Hometown's dealerships have historically exceeded their Manufacturers' CSI standards, there can be no assurance that either Hometown dealerships or subsequently acquired dealerships will continue to meet such standards. Moreover, from time to time, the components of the various Manufacturer CSI scores have been modified and there is no assurance that such components will not be further modified or replaced by different systems in the future, which make it more difficult for key Hometown dealerships to meet such standards.

If Automobile Manufacturers Discontinue Incentive Programs, Our Sales Volume or Profit Margin May Be Materially and Adversely Affected.

      Our dealerships depend on manufacturers for certain sales incentives, warranties and other programs that are intended to promote and support new vehicle sales. Manufacturers often make many changes to their incentive programs during each year. Some key incentive programs include:

      o     customer rebates on new vehicles;
      o     dealer incentives on new vehicles;
      o     special financing or leasing terms;
      o     warranties on new and used vehicles; and
      o     sponsorship of used vehicle sales by authorized new vehicle dealers.

A reduction or discontinuation of key manufacturers' incentive programs may materially and adversely affect our revenues or profitability.

Reliance on Key Personnel

      Hometown depends to a large extent upon the abilities and continued efforts of its senior executive officers including Corey Shaker, William C. Muller, Jr. and James Christ. Further, Hometown may be dependent on the senior management of the dealerships it acquires. If any of these persons becomes unavailable to continue in such capacity, or if Hometown were unable to attract and retain other qualified employees, its business or prospects could be adversely affected. During 2000, Hometown dismissed its Chairman and Chief Executive Officer and a Vice President.

Substantial Competition

      The automotive retailing industry is highly competitive with respect to price, service, location and assortment. Hometown competes with automobile dealerships (including public franchised dealership consolidators), private market buyers and sellers of used vehicles, used vehicle dealerships, service center chains, independent service and repair shops and financing and insurance ("F&I") operations. In the sale of new vehicles, Hometown competes with other franchised dealers. Hometown does not have any cost advantage in purchasing new vehicles from the Manufacturers, and typically will rely on advertising, merchandising, sales expertise, service reputation and location of its dealerships to sell new vehicles. In recent years, Hometown has also faced competition from non-traditional sources such as companies that sell automobiles on the Internet, automobile rental agencies, independent leasing companies, used-car "superstores" and price clubs associated with established consumer agencies such as the American Automobile Association, some of which use non-traditional sales techniques such as one-price shopping. Some of these recent market entrants may have greater financial, marketing and personnel resources and/or lower overhead or sales costs than Hometown. In the parts and service area, Hometown also competes with a number of regional or national chains, which offer selected parts and services at prices that may be lower than Hometown's prices. In addition, there can be no assurance that Hometown's strategy will be more effective than the strategies of its competitors.

Goodwill

      Hometown's balance sheet at December 31, 2000 includes an amount designated as "goodwill" that represents 28.5% of assets and 82.6% of stockholders' equity.

      Goodwill arises when an acquirer pays more for a business than the fair value of the tangible and separately measurable intangible net assets. Under a newly issued accounting pronoucement, Statement of Financial Accounting Standards No. 142 `Goodwill and Other Intangible Assets", beginning in January 2002, the amortization of goodwill has been replaced with an "impairment test" which requires that we compare the fair value of goodwill to its book value at least annually and more frequently if circumstances indicate a possible impairment. If we determine that the fair value of goodwill is higher than book value of goodwill then goodwill has not been impaired and no charge against earnings need to be reported, however, if the book value is determined to be higher than fair value then the difference must be written-off, which could result in a negative charge against earnings. We have not yet made an assessment of the new pronouncement and its impact on Hometown and therefore we are not sure whether it will effect Hometown negatively.

Mature Industry

      The United States automobile dealership industry generally is considered a mature industry in which minimal growth is expected in unit sales of new vehicles. As a consequence, growth in Hometown's revenues and earnings are likely to be significantly affected by Hometown's success in acquiring and integrating dealerships and the pace and size of such acquisitions.

We Experienced A Loss In The Year Ended December 31, 2000

      We had a net loss of $3.6 million for the year ended December 31, 2000 compared to net income of $800,000 for the year ended December 31, 1999, a decrease of $4.4 million or 550%. While we generated net income of $506,000 for the six months ended June 30 2001 we may sustain future losses, in which case the value of our common stock will likely decline or become worthless.

      We believe that our loss in 2000 was principally attributable to a combination of under performing stores and brands, non-recurring charges and higher selling, general and administrative expenses in 2000. We believe that our future profitability will depend on our ability to increase our revenues from new and used car sales in the under performing stores and brands while maintaining or increasing the revenues in the performing stores and brands and controlling our costs. While we have generated net income in the 1st two quarters of 2001 and expect to show net income for the year there is no assurance that we can continue to generate income from operations.

We Have Limited Cash And Working Capital

      At December 31, 2000, our total cash and cash equivalents was approximately $600,000 and our working capital was approximately $3.1 million. In addition, we are obligated to invest $1 million for real property improvements at our Framingham, Massachusetts, dealership. If we sustain net losses in 2001 or subsequent years, as we sustained in 2000, then we may have insufficient working capital to maintain our current level of operations, provide for unexpected contingencies or finance the real property improvements required at our Framingham dealership. In such event, we will need to seek additional capital from public or private equity or debt funding sources and we may not be able to raise needed cash on terms acceptable to us or at all. Financings may be on terms that are dilutive or potentially dilutive to our stockholders. If sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans to the extent of available funding, which would have an adverse effect on our business. However, we believe that the approximately $1.0 million we received from the recent sale of our equity to accredited investors coupled with increased cash flows from on going operations will be sufficient to satisfy our cash and working capital needs for the next 12 months.

Cyclical Nature of Automobile Sales

      Sales of motor vehicles, particularly new vehicles, historically have been subject to substantial cyclical variation characterized by oversupply and weak demand. Hometown believes that the industry is affected by many factors, including general economic conditions, consumer confidence, the level of personal discretionary spending, interest rates and credit availability. There can be no assurance that the industry will not experience sustained periods of decline in vehicle sales, particularly new vehicle sales, in the future. Any such decline could have a material adverse effect on Hometown. Hometown believes that new vehicle sales in North America will be at levels slightly less than 2000 in the year 2001. Hometown does not believe that future expected sales levels through 2002 will have a negative impact on its business. During the past five years Hometown's sales of new and used vehicles have not been materially affected by overall industry levels of vehicle sales but have been more significantly affected by the timing of introduction of new models by particular manufacturers and changes in consumer preferences for particular brands or models.

Seasonality; Variability of Quarterly Operating Results

      The automobile industry is subject to seasonal variations in revenues. Demand for cars and light trucks is generally lower during the winter months than in other seasons, particularly in regions of the United States where Hometown is located which are associated with harsh winters. Accordingly, Hometown expects its revenues and operating results to be generally lower in its first and fourth quarters than in its second and third quarters.

Imported Products

      A significant portion of Hometown's new vehicle business will involve the sale of vehicles, parts or vehicles composed of parts that are manufactured outside the United States. As a result, Hometown's operations will be subject to customary risks of importing merchandise, including fluctuations in the value of currencies, import duties, exchange controls, trade restrictions, work stoppages and general political and economic conditions in foreign countries. The United States or the countries from which Hometown's products are imported may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duties or tariffs, which could affect Hometown's operations and its ability to purchase imported vehicles and/or parts.

Government Regulations and Environmental Matters

      Hometown is subject to a wide range of federal, state and local laws and regulations which are administered by various federal, state and local regulatory agencies, such as local licensing requirements, consumer protection laws and environmental requirements governing, among other things, discharges to the air and water, the storage of petroleum substances and chemicals, the handling and disposal of wastes, and the remediation of contamination arising from spills and releases. The violation of these laws and regulations could result in civil and criminal penalties being levied against Hometown or in a cease and desist order against operations that are not in compliance. Future acquisitions by Hometown may also be subject to governmental regulation, including antitrust reviews. Hometown believes that it substantially complies with all applicable laws and regulations relating to its business, but future laws and regulations may be more stringent and require Hometown to incur significant additional costs. The failure to satisfy current or future regulatory requirements could have a material adverse effect on the operations and financial condition of Hometown.

Concentration of Voting Power; Anti-Takeover Provisions

      The former stockholders of the Core Operating Companies and their donees own all of the Class B common stock, which entitles them to ten votes for each share held, while holders of Class A common stock, are entitled to one vote per share held. Consequently, such holders of the Class B common stock, who own approximately 51% of Hometown's outstanding common stock of all classes, will control approximately 91% of the aggregate number of votes eligible to be cast by stockholders for the election of directors and certain other stockholder actions, and will be in a position to control the policies and operations of Hometown. In addition, the holders of the Class B common stock have entered into a stockholders' agreement obligating them, for a five-year period, to vote for Salvatore A. Vergopia, Joseph Shaker, William C. Muller Jr., Corey Shaker, Edward A. Vergopia and James Christ as members of Hometown's Board of Directors. The executive officers and directors of Hometown control approximately 57% of the aggregate number of votes eligible to be cast by stockholders for the election of directors and certain other stockholder actions, and will be in a position to control the policies and operations of Hometown. Accordingly, absent a significant increase in the number of shares of Class A common stock outstanding or conversion of Class B common stock into Class A common stock, the holders of shares of Class B common stock will be entitled, for the foreseeable future, to elect all members of the Board of Directors and control all matters subject to stockholder approval.

      The Delaware General Corporation Law requires super-majority-voting thresholds to approve certain "business combinations" between interested stockholders and Hometown, which may render more difficult or tend to discourage attempts to acquire Hometown. In addition, Hometown's Board of Directors has the authority to issue shares of preferred stock ("Preferred Stock"), of which 2,000,000 are currently authorized, in one or more series and to fix the rights and preferences of the shares of any such series without stockholder approval. Any series of Preferred Stock is likely to be senior to all classes of common stock of Hometown with respect to dividends, liquidation rights and, possibly, voting rights. The ability to issue Preferred Stock could also have the effect of discouraging unsolicited acquisition proposals, thus affecting the market price of the common stock and preventing stockholders from obtaining any premium which might otherwise be offered by a potential buyer. In addition, certain of Hometown's dealer agreements will prohibit the acquisition of more than a specified percentage of the common stock without the consent of the relevant manufacturers.

Possible Volatility of Price

      The market price of the Class A common stock could be subject to wide fluctuations in response to a number of factors, including quarterly variations of operating results, investor perceptions of Hometown and automotive retailing industry and general economic and other conditions.

Risk of Low Price Securities

      The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be an equity security that has a market price, as defined, of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions, including an exception of an equity security that is quoted on The Nasdaq Stock Market. Since February 2001 our Class A common stock has traded on the NASD's "OTC Bulletin Board" and is subject to rules that impose additional sales practice requirements on broker-dealers who sell our securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transactions prior to the purchase. Additionally, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered underwriter, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As such, the "penny stock" rules may restrict the ability of stockholders to sell our Class A common stock in the secondary market."

                                 RECENT EVENTS

      On June 28, 2001, Hometown entered into a settlement agreement with Autos of Newburgh, Inc. which eliminated Hometown's obligation to issue $1.8 million new shares of its Class A common stock to Autos of Newburgh, Inc. under the stock price protection provisions of the purchase agreement, dated December 2, 1998, between Hometown and Autos of Newburgh, Inc. In return for the elimination of this obligation, Hometown has:

      o issued 200,000 additional shares of its Class A common stock to Autos of Newburgh, Inc.;

      o agreed to pay an additional fixed purchase price of $240,000 to Autos of Newburgh, Inc. for the Toyota Newburgh dealership; and

      o agreed to pay an additional 20% of Toyota of Newburgh's pre-tax profit in excess of approximately $57,000 per month during the 21 months commencing April 2001 to Autos of Newburgh, Inc.

                           FORWARD LOOKING STATEMENTS

      This prospectus contains forward-looking statements based on current expectations, assumptions, estimates and projections about us and the industry in which we operate. We use words such as plan, believes, expects, future, intends and similar expressions to identify forward-looking statements. These forward-looking statements involve numerous risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of factors more fully described elsewhere in this prospectus. We undertake no obligation to update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                 USE OF PROCEEDS

      All shares of our Class A common stock offered by this prospectus are being registered for the account of the selling stockholders. We will not receive any of the proceeds from the sale of these shares. The shares offered by this prospectus include 487,498 shares underlying warrants to purchase those shares at a price of $1.20 per share. Assuming the exercise of all of the warrants at $1.20 per share, we would receive proceeds of approximately $ 584,997, which we would use for additional working capital.

                            SELLING SECURITY HOLDERS

      The following table sets forth the information as to the beneficial ownership of our common stock by the selling stockholders on July 31, 2001. Unless otherwise indicated, it is assumed that each selling stockholder listed below possesses sole voting and investment power with respect to the shares owned as of such date by the selling stockholder, including those issuable upon exercise of the warrants. In addition, unless otherwise indicated, none of the selling stockholders has had a material relationship with us or any of our predecessors or affiliates within the past three years.

      A person is deemed to be a beneficial owner of securities that can be acquired by such person within 60 days from the filing of this prospectus upon the exercise of options and warrants or conversion of convertible securities. Each Selling Stockholder's percentage ownership is determined by dividing the number of shares beneficially owned by that person by the total number of shares beneficially owned, increased to reflect the shares underlying the options, warrants and convertible securities that are held by such person, but not held by any other person.

      o As of July 31, 2001, the total number of shares outstanding is 7,175,105, of which 3,541,605 shares are Class A common stock and 3,633,500 shares are Class B common stock.

      The total number of votes are based on the combined total of Class A and Class B common stock beneficially owned by the Selling Stockholder. The voting power percentage of each Selling Stockholder is determined by dividing the number of votes held by that person by the total number of votes outstanding, increased to reflect the number of votes of the shares underlying the options, warrants and convertible securities that are held by such person, but not held by any other person.

      o As of July 31, 2001, the total number of votes outstanding is 39,876,605, of which 3,541,605 votes are from Class A common stock outstanding and 36,335,000 votes are from Class B common stock outstanding;
      o     Class A common stock have one (1) vote per share; and
      o     Class B common stock have ten (10) votes per share.

                             Shares Beneficially               Shares Beneficially    Percentage After the Offering
                                Owned Before                     Owned After the                of Combined
                                the Offering        Class A          Offering               Class A and Class B
Selling                                             Shares                                              Voting
Stockholder                 Class A     Class B     Offered    Class A    Class B            Equity     Power
-----------                 -------     -------     -------    -------    -------            ------     -----
Corey Shaker                166,642     265,080     107,142     59,500     265,080            4.49%     6.79%
President, CEO
and a Director(1)(2)

Joseph Shaker               147,826     262,592     107,142     40,684     262,592            4.21%     6.68%
Director and
formerly President
and COO(1)(5)

Steven Shaker               125,142     206,424     107,142     18,000     206,424            3.12%     5.22%
Regional VP(1)(4)

Janet Shaker(8)             117,142     227,668     107,142     10,000     227,668            3.31%     5.73%

Edward D. Shaker(1)(8)      117,142     206,612     107,142     10,000     206,612            3.01%     5.21%

                             Shares Beneficially               Shares Beneficially    Percentage After the Offering
                                Owned Before                     Owned After the                of Combined
                                the Offering        Class A          Offering               Class A and Class B
Selling                                             Shares                                              Voting
Stockholder                 Class A     Class B     Offered    Class A    Class B            Equity     Power
-----------                 -------     -------     -------    -------    -------            ------     -----
Edward Shaker(1)            107,142     175,404     107,142          0     175,404            2.44%     4.40%

Richard Shaker(1)           107,142     175,404     107,142          0     175,404            2.44%     4.40%

William Muller, Jr          324,250     453,034     300,000     24,250     453,034            6.63%    11.42%
Regional VP and a
Director(3)(6)

William Muller, Sr.(6)      300,000     308,786     300,000          0     308,786            4.30%     7.74%

Paul Yamin(7)               112,250           0     112,250          0           0               *         *

Autos of Newburgh, Inc.     200,000           0     200,000          0           0               *         *

--------------------------------------------------------------------------------

      Less than 1%

(1) Including 35,714 shares of Class A common stock issuable upon exercise of warrants at a price of $1.20 per share .

(2) Including (i) 15,980 shares of Class B common stock held by the Edward Shaker Family Trust of which he is the Trustee and a beneficiary, (ii) 13,000 shares of Class A common stock, (iii) an currently exercisable option to purchase 36,500 shares of Class A common stock, exercisable at $9.00 per share and (iv) an option to purchase 10,000 shares of Class A common stock, exercisable within the next 60 days at $3.00 per share;

(3) Including 4,250 shares of Class A common stock and a currently exercisable option to purchase 20,000 shares of Class A common stock, exercisable at $9.00 per share.

(4) Including 8,000 shares of Class A common stock and a currently exercisable option to purchase 10,000 shares of Class A common stock, exercisable at $9.00 per share.

(5) Including (i) 15,980 shares of Class B common stock held by the Richard Shaker Family Trust of which Mr. Shaker is the Trustee and a beneficiary,
      (ii) 40,000 shares of Class B common Stock held by the Shaker Irrevocable Trust of which Mr. Shaker is Trustee, (iii) 4,184 shares of Class A common stock, and (iv) a currently exercisable option to purchase 36,500 shares of Class A common stock, exercisable at $9.00 per share.

(6) Including 100,000 shares of Class A common stock issuable upon exercise of warrants at a price of $1.20 per share.

(7) Including 37,500 shares of Class A common stock issuable upon exercise of warrants at a price of $1.20 per share.

(8) Including a currently exercisable option to purchase 10,000 shares of Class A common stock, exercisable at $9.00 per share.

                              PLAN OF DISTRIBUTION

      Sales of the shares of our Class A common stock covered by this prospectus may be effected from time to time in transactions (which may include block transactions) on the OTC Bulletin Board (or other markets on which shares of our Class A common stock are then traded), in negotiated transactions, through put or call option transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices. None of the selling stockholders has entered into agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares. The selling stockholders may effect transactions by selling their shares directly to purchasers or through broker-dealers, who may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of the shares for whom such broker-dealers may act as agents, or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling stockholders and any broker-dealers who act in connection with the sale of the shares might be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act of 1933 and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each selling stockholder against a number of liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer who participates in transactions involving sales of the securities against the liabilities, including liabilities arising under the Securities Act. As used herein, "selling stockholders" includes donees and pledgees selling shares received from a named selling stockholder after the date of this prospectus.

      Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of such Rule.

      We have agreed to keep the registration statement, of which this prospectus is a part, effective until all the shares covered by this prospectus are sold or can be sold freely under an appropriate exemption from the securities laws of the United States and the states, without limitation.

      In order to comply with the applicable state securities laws, the shares covered by this prospectus will be offered or sold through registered or licensed brokers or dealers in those states. In addition, in a number of States the shares may not be offered or sold unless they have been registered or qualified for sale in such States, or an exemption from such registration or qualification requirement is available and such offering or sale is in compliance therewith.

      Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the shares may not simultaneously engage in market making activities with respect to such securities for a period beginning when such person becomes a distribution participant and ending upon such person's completion of participation in a distribution, including stabilization activities in the offered securities to effect syndicate covering transactions, to impose penalty bids or to effect passive market making bids. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rule 10b-5 and, insofar as the selling stockholders are distribution participants, Regulation M and Rules 100, 101, 102, 103, 104 and 105 thereof, all of which may affect the marketability of the shares covered by this prospectus.

      We will pay all of the expenses relating to the registration of the shares covered by this prospectus except for selling commissions. These expenses are estimated at $30,000.

                 PROVISIONS OF OUR CERTIFICATE OF INCORPORATION

Limitation of Director Liability; Indemnification

      As authorized by the Delaware General Corporation Law, our Certificate of Incorporation provides that none of our directors shall be personally liable to us or to our stockholders for monetary damages for breach of the fiduciary duty of care as a director, except for:

      o for breach of his or her duty of loyalty to us or to our stockholders,

      o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

      o under Section 174 of the Delaware General Corporation Law (relating to unlawful payments or dividends or unlawful stock repurchases or redemptions), or

      o for any transaction from which he or she derived an improper personal benefit.

      This provision limits our rights and the rights of our stockholders to recover monetary damages against a director for breach of the fiduciary duty of care except in the situations described above. This provision does not limit our rights or the rights of any stockholder to seek injunctive relief or rescission if a director breaches his duty of care.

      Our certificate of incorporation further provides for the indemnification of any and all persons who serve as our director, officer, employee or agent, to the fullest extent permitted under the Delaware General Corporation Law.

      We have obtained a policy of insurance under which our directors and officers will be insured, subject to the limits of the policy, against certain losses arising from claims made against our directors and officers by reason of any acts or omissions covered under this policy in their capacities as directors or officers, including liabilities under the Securities Act.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities Exchange Commission ("SEC") such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  LEGAL MATTERS

      Morse, Zelnick, Rose & Lander, LLP, 450 Park Avenue, New York, New York 10022 will deliver an opinion that the issuance of the shares covered by this prospectus has been approved by our Board of Directors and that such shares, when issued, will be fully paid and non-assessable under Delaware law. Members of Morse, Zelnick, Rose & Lander, LLP own, in the aggregate 60,000 shares of our Class A common stock.

                                     EXPERTS

      The financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

================================================================================

                                1,662,494 Shares

                                     Class A
                                  Common Stock
                            par value $.001 per share

                          HOMETOWN AUTO RETAILERS, INC.

                                   PROSPECTUS

                                August   , 2001
================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

      The fees and expenses we incurred in connection with the offering are payable by us and, other than registration, filing and listing fees, are estimated as follows:

SEC registration fee .....................................               $   368
Accounting fees and expenses .............................                10,000
Legal fees and expenses ..................................                15,000
Miscellaneous expenses ...................................                     *
                                                                         -------

      Total ..............................................               $30,000
                                                                         =======
----------
*     To be provided by amendment.

Item 16. Exhibits

Exhibit No.                     Description
-----------                     -----------

4.1            Form of Class A Common Stock Certificate
4.2            Form of Class B Common Stock Certificate
4.3 Form of Warrant Agreement between the Company and Paulson Investment Company and related Warrant
4.4            Stock Option Plan of the Company
(1)4.5 Form of 3-year warrant issued in the Private Placement of units on July 25, 2001
(1)4.6 Copy of the $240,000 Non-negotiable Promissory Note made on June 28, 2001 by Hometown to Autos of Newburgh, Inc.
(1)5.1         Opinion of Morse; Zelnick, Rose & Lander, LLP
(1)10.1 Copy of the Settlement Agreement, dated June 28, 2001, between Hometown and Autos of Newburgh, Inc.
(1)23.1        Consent of Arthur Andersen LLP
(1)23.2        Consent of Morse, Zelnick, Rose & Lander, LLP (included in
               Exhibit 5.1)
(1)24.1        Power of Attorney (included in signature page)

----------

                                Notes to exhibits

      Unless otherwise indicated all exhibits were previously filed as an exhibit to Hometown's Registration Statement on Form S-1 (File No 333-52763), and incorporated herein by reference.

      (1) Filed herewith

Item 17. Undertakings.

      The undersigned Registrant hereby undertakes:

            (1) To file, during any period in which it offers or sells securities, a post effective amendment to this Registration Statement to:

                  (i) include any prospectus required by Section 10(a) (3) of the Securities Act;

                  (ii) reflect in the prospectus any facts or events which,
            individually or together, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

                  (iii) include any material information with respect to the
            Plan of Distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

            (2) That, for determining liability under the Securities Act, treat each post-effective amendment as a new registration statement relating to the securities then being offered, and the offering of Such securities at that time shall be deemed to be the initial bonafide offering of such securities.

            (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

            (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (5) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

      In accordance with the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Watertown, State of Connecticut on August 14, 2001.

                                           Hometown Auto Retailers, Inc.


                                           By: /s/ Corey Shaker
                                               ---------------------------------
                                               Corey Shaker, President

                                POWER OF ATTORNEY

      ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Corey Shaker and Stephen A. Zelnick, or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any one of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

      In accordance with the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on August 14, 2001.

            Signature                                    Title
            ---------                                    -----

      /s/ Corey Shaker                           President and Chief Executive
      ------------------------------             Officer and Director
      Corey Shaker


      /s/ John Stavola                           Chief Accounting Officer
      ------------------------------
      John Stavola


      /s/ William Muller, Jr.                    Director
      ------------------------------
      William Muller, Jr.


                                                 Director
      ------------------------------
      James Christ


      /s/ Joseph Shaker                          Director
      ------------------------------
      Joseph Shaker


      /s/ Louis Margolis                         Director
      ------------------------------
      Louis Margolis


                                                 Director
      ------------------------------
      Edward Vorgopia


                                                 Director
      ------------------------------
      Salvatore Vorgopia


      /s/ Domenic Colasacco                      Director
      ------------------------------
      Domenic Colasacco